Exhibit 3

NOMINEE AGREEMENT

This Nominee Agreement is made this 16th day of February 2021, by and among Stilwell Activist Investments, L.P., Stilwell Activist Fund, L.P., and Stilwell Value Partners VII, L.P., (collectively, the “Stilwell Funds”), their General Partner, Stilwell Value LLC (“Stilwell Value” and together with the Stilwell Funds, “The Stilwell Group”), having their principal places of business at 111 Broadway, 12th Floor, New York, NY 10006, and Peter Prickett, an individual with offices at 87110 Highpoint Drive, Diamondhead, MS 39525 (“Nominee”).

WHEREAS, The Stilwell Group and its affiliates are the beneficial owners of shares of common stock (“Common Stock”) of Peoples Financial Corporation (“PFBX” or the “Company”), may solicit proxies to elect one or more nominees to PFBX’s Board of Directors (the “Board”) at the 2021 annual meeting of stockholders of PFBX (the “Meeting”), and wish to nominate Nominee for election to the Board at the Meeting;

WHEREAS, Nominee desires and agrees to be nominated for and to sit on the Board if elected at the Meeting for a term to expire at the 2022 annual meeting of stockholders and until his respective successor is duly elected and qualified;

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.       Nominee hereby agrees to have his name placed in nomination by The Stilwell Group as its nominee for election to the Board, and for that purpose, understands and agrees that The Stilwell Group will solicit proxies from stockholders to cause Nominee to be elected. Simultaneously with the execution of this Agreement, Nominee shall deliver his written consent to The Stilwell Group to be named in The Stilwell Group’s proxy statement and to serve as a director of PFBX if elected, a copy of which is attached hereto as Exhibit A. Nominee understands that The Stilwell Group retains the right to determine whether Nominee will be its alternate or actual nominee and will so advise Nominee of its determination prior to the solicitation of proxies. Nominee understands that an alternate nominee may become the actual nominee if the actual nominee does not stand for election.

2.        Nominee hereby represents and warrants to The Stilwell Group that he will not acquire, directly or indirectly, any PFBX Common Stock, whether beneficially (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) or of record, from the date hereof until the conclusion of the Meeting and that he has notified all business partners, associates, family members and other entities or individuals with which he might share such beneficial ownership of PFBX Common Stock that no PFBX Common Stock may be purchased during such time.

3.       The Stilwell Group agrees to reimburse all of Nominee’s actual out-of-pocket expenses incurred in connection with the nomination process until the conclusion of the Meeting, including telephone, postage, and travel.

4.        Nominee and The Stilwell Group agree that in the event Nominee is elected as a director of PFBX, nothing in this Agreement shall be construed as affecting Nominee’s ability to act independently with respect to his responsibilities and decisions as a director which shall be governed by applicable law and subject to Nominee’s fiduciary duty to the stockholders of the Company.

5.       The Stilwell Group hereby indemnifies and holds Nominee harmless for all damages and expenses incurred in connection with agreeing to have his name placed in nomination and to have proxies solicited in order to elect him to the Board (the “Solicitation”); provided, however, that Nominee will not be entitled to indemnification for claims arising from his gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this Agreement; provided further, that upon his becoming a director of PFBX, this indemnification shall not apply to any claims made against him in his capacity as a director of PFBX. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by Nominee, directly or indirectly, as a result of or arising from the Solicitation and any related transactions (each, a “Loss”). In the event of a claim against Nominee or the occurrence of a Loss, Nominee shall give The Stilwell Group notice thereof no later than ten (10) days after Nominee has knowledge of such claim or Loss (provided that failure to promptly notify The Stilwell Group shall not relieve it from any liability which it may have on account of this Section 5, except to the extent it shall have been materially prejudiced by such failure). The Stilwell Group retains the sole right to select and retain counsel for Nominee and shall reimburse Nominee for all Losses suffered as provided herein.

6.       The obligations of The Stilwell Group under this Agreement are contingent upon The Stilwell Group’s determination, in its sole discretion, after final completion of a due diligence review of Nominee’s background, that Nominee is a suitable candidate for the Board.

7.        Nominee understands that this Agreement may be publicly disclosed by The Stilwell Group.

/s/ Megan Parisi
Megan Parisi on behalf of The Stilwell Group

/s/ Peter Prickett
Peter Prickett, Nominee

EXHIBIT A

CONSENT OF PROPOSED NOMINEE

I, Peter Prickett, hereby consent to be named and described as a nominee for election as a director of Peoples Financial Corporation (“PFBX”), in the proxy statement and other related written materials and public filings of Stilwell Activist Investments, L.P., Stilwell Activist Fund, L.P., and Stilwell Value Partners VII, L.P., and their respective affiliates (collectively, “The Stilwell Group”), to be used in connection with The Stilwell Group’s solicitation of proxies from the stockholders of PFBX, for use in voting at the 2021 annual meeting of stockholders of PFBX (the “Annual Meeting”), and I hereby consent and agree to serve as a director of PFBX if elected at the Annual Meeting.

/s/ Peter Prickett

Dated:	February 16, 2021